King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

May 18, 2015

Via EDGAR, E-mail and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz, Assistant Director

Re:  ECPM Holdings, LLC

Registration Statement on Form S-1

File No. 333-203883

CONFIDENTIAL TREATMENT REQUESTED BY

ECPM HOLDINGS, LLC

Portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Ladies and Gentleman:

On behalf of ECPM Holdings, LLC (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to address comment 13 of the comment letter from the Staff, dated February 5, 2015, relating to the draft of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) originally confidentially submitted by the Company to the Commission on January 9, 2015 and to facilitate the Staff’s review of the Company’s accounting treatment for stock-based compensation so that the Company may be in a position to print a preliminary prospectus for distribution as promptly as practicable after filing an amendment to the Registration Statement.

Due to the commercially sensitive nature of information contained in this Letter, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Confidential Treatment Requested by ECPM Holdings, LLC

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Estimated Price Range

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s board of managers (the “Board”) and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated pre-offering equity value at IPO would range from $[***] million to $[***] million, with a mid-point value of $[***] million. The Underwriters have recommended a price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price reflect the expected corporate conversion referenced under the heading “Corporate Conversion” on pages 60 and 61 of the prospectus forming part of the Registration Statement, that will take effect prior to the completion of the offering contemplated by the Registration Statement. The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-corporate conversion basis.

The Company’s final post-corporate conversion Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Incentive Unit Grants

The following table summarizes by grant date and minimum valuation threshold the number of incentive units granted during the twelve months preceding, and the period subsequent to, the most recent balance sheet date included in the Registration Statement, as well as the estimated fair value per incentive unit at grant-date. No other equity incentive compensation was granted during these periods.

Grant Date	Number of Incentive Units Granted	Minimum Valuation Threshold[1]	Estimated Fair Value Per Incentive Unit
June 2014	150,000	$140,000,000	$0.37
July 2014	30,000	$140,000,000	$0.37
October 2014	853,730	$140,000,000	$0.37
February 2015	520,596	$181,000,000	$0.31
April 2015	4,349,028	$212,000,000	$0.13

[1]	All incentive units are subject to a minimum valuation threshold that must be met upon a liquidity event, such as a change in control, dissolution, or sale of the company, before the participant is entitled to a distribution on the incentive units. The incentive unit holders only participate in a distribution to the extent that the minimum valuation threshold of their incentive units is exceeded.

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As previously disclosed, the incentive unit award agreements for all participants are substantially similar. On May 7, 2015, subsequent to filing the Registration Statement, the terms of the incentive unit awards were modified to provide for the exchange of unvested incentive units for restricted shares upon consummation of the corporate conversion. Under the original terms of the incentive award agreements, unvested incentive units were to be cancelled and forfeited upon a liquidity event. In accordance with the provisions of Accounting Standards Codification 718, Compensation — Stock Compensation (ASC 718), the aforementioned change of terms resulted in a modification of the vesting terms for unvested incentive units and re-measurement of fair value for purposes of determining unit-based compensation expense. The following table summarizes the number of incentive units by minimum valuation threshold affected by the change of terms and the estimated fair value per incentive unit on the modification date (May 7, 2015):

Grant Date	Number of Incentive Units Modified	Minimum Valuation Threshold	Initial Grant Date Fair Value Per Incentive Unit	Modification Date Fair Value Per Incentive Unit
Prior to March 2014	8,173,696	$140,000,000	$0.18	$0.54
June 2014	150,000	$140,000,000	$0.37	$0.54
July 2014	30,000	$140,000,000	$0.37	$0.54
October 2014	853,730	$140,000,000	$0.37	$0.54
February 2015	520,596	$181,000,000	$0.31	$0.31
April 2015	4,349,028	$212,000,000	$0.13	$0.13

Assuming the successful completion of our offering, including the effect of the above-noted re-measurement of fair value for certain incentive units, we expect to incur a non-cash charge of $3.5 million for previously unrecognized unit-based compensation expense related to the vested portion of our incentive units, which reflects a $2.0 million increase compared to the expected charge of $1.5 million disclosed on page 90 of the prospectus forming part of the Registration Statement. The change is due to the increase in incentive unit fair values from their respective grant dates to May 7, 2015 as a result of the modification that took place subsequent to filing the Registration Statement. The Company intends to update this disclosure in the prospectus forming part of the Registration Statement in the section entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies—Stock-based compensation.”

Historical Fair Value Determination and Methodology

As previously disclosed, to determine the value of its incentive units, the Company estimated the fair value of its member units using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board and management have historically considered various objective and subjective factors to determine the fair value of the Company’s member

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units, including the conclusions of contemporaneous independent third-party valuations of the Company and its member units. The Company regularly performs contemporaneous valuations of the Company’s member units to assist the Board and management in determining the incentive unit fair values for purposes of granting equity awards. The Board and management also determine that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects, and operating performance of the Company at each valuation date.

As described in more detail in the Registration Statement, prior to March 5, 2015, the Company utilized the option pricing method (“OPM”), an accepted valuation method under the AICPA Practice Guide, for determining the fair value of its member units. The OPM values each equity class by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of derivatives. Prior to starting preparations for the Company’s IPO, the OPM was utilized because the Company could not reasonably estimate the form and timing of potential liquidity events. At each grant date, the Board and management considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the fair value of its member units.

The Company completed a valuation of its member units as of March 5, 2015 that utilized the probability-weighted expected return method (“PWERM”) to allocate the overall value of equity to the various classes of member units, as outlined in the AICPA Practice Aid. The company utilized the PWERM because on March 5, 2015 it could reasonably estimate the form and timing of a potential liquidity event, as preparations for the Company’s IPO had commenced. Under the PWERM valuation method, the per unit value of the member units is estimated based upon the probability-weighted present value of expected future equity values for the units, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of units, discounted for a lack of marketability.

Contemporaneous incentive unit valuations

In determining the estimated fair value of our member units for purposes of determining the fair value of incentive units granted, the Board and management consider the most recent contemporaneous independent third-party valuation of the Company’s member units and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s operating and financial performance, and general business and financial market conditions in the medical technology sector. Each of the incentive unit valuations since March 31, 2014 are discussed below.

October 31, 2014: The Company determined that the fair value of the incentive units on October 31, 2014 was $0.37 per unit. The Company considered and relied in part on the valuation of a third-party specialist in the determination of fair value. In this contemporaneous valuation, the OPM methodology was used to develop an estimate of the aggregate value of the

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Company’s member units. The OPM considered the various terms of the unitholder agreements, including the level of seniority among the securities, dividend policy, and conversion ratios and cash allocations upon a liquidity event. Further, the methodology implicitly considered the effect of member unit distribution preferences as of the future liquidity event date, not as of the valuation date. The estimate of the fair value of the Company’s equity was developed considering the results of a contemporaneous non-public equity financing round that closed on October 30, 2014. Specifically, the fair value attributed to the Class A member units on the valuation date was consistent with the post-money valuation determined through an arm’s-length negotiation between existing members and certain of their affiliates to issue $25.9 million of Class A member units on October 30, 2014. The implied aggregate fair value of the Company’s member units as of the valuation date was $181.0 million.

The $0.37 fair value per incentive unit derived from the October 31, 2014 valuation was applied to the incentive units granted in June through October 2014. The Board and management determined that no major changes in the Company’s operating and financial performance or general business and financial market conditions occurred between the respective grant dates and the valuation date, and therefore, the October 31 valuation was determined to be the best estimate of fair value for these grants.

March 5, 2015: The Company determined that the fair value of the incentive units on March 5, 2015 ranged from $0.13 to $0.54 depending on the minimum valuation threshold of the incentive units. The Company considered and relied in part on the valuation of a third-party specialist in the determination of fair value. In this contemporaneous valuation, the PWERM methodology was used to develop estimates of the value of the Company’s equity, which was then allocated to the various classes of member units, including incentive units. These estimates were developed considering the results of a contemporaneous non-public equity financing round that closed on March 4, 2015. Specifically, the fair value attributed to the Class A member units on the valuation date was consistent with the post-money valuation determined through an arm’s-length negotiation between new investors and existing members (and certain of their affiliates) to issue $31.0 million of Class A member units on March 4, 2015. The implied value of the Company’s equity as of the valuation date was $212.0 million.

Under the PWERM methodology, the value of the Company’s member units was estimated based on a probability-weighted assessment of two scenarios: IPO and sale of the Company. The IPO and sale scenarios were weighted with an estimated probability of 70% and 30%, respectively. The Company applied a discount of 5% under the IPO scenario and 15% under the sale scenario to reflect the lack of marketability of the Company’s member units based on the expected time to liquidity under the respective scenarios. The Company believes that the potential liquidity events used in the March 5 valuation, the probability weighting of each liquidity event, and the discounts for lack of marketability were appropriate at the time in light of the results of the March 4 non-public equity financing round, the Company’s operating results, its prospects for an IPO in the near term, general conditions in the capital markets (including with respect to IPOs), the relative likelihood of achieving an IPO in light of prevailing market conditions as compared to continuing to operate as a private company, and the prospects for a sale of the company at a future date. The timing of these future liquidity event scenarios was determined based primarily on the results from the March 4 non-public equity financing round and input from the Board and management.

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Depending on the minimum valuation threshold, the fair values per incentive unit derived from the March 5, 2015 valuation were applied to the incentive units granted from February 3, 2015 through April 30, 2015. The Board and management determined that given the proximity of the grants to the valuation date, the March 5, 2015 valuation was determined to be the best estimate of fair value for these grants as well as for incentive units for which vesting terms were modified on May 7, 2015. Refer to the “Incentive Unit Grants” section above for discussion of the modification and fair values applied to incentive units by minimum valuation threshold on that date.

Comparison of March 5, 2015 Estimated Fair Value and Assumed IPO Price

The Company notes that, as is typical in IPOs, the estimated price range for this offering is not being derived using a formal determination of fair value based on guidance in the AICPA Practice Guide, but is being determined by negotiation between the Company and the Underwriters. Among the factors that are being considered in setting this range are the following:

•	the information set forth in the prospectus forming a part of the Registration Statement;

•	the Company’s prospects and the history and prospects for the industry in which the Company competes;

•	an assessment of the Company’s management;

•	the Company’s prospects for future earnings;

•	the general condition of the securities markets at the time of the IPO; and

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

The Company believes that the difference between the fair value of its member units as of March 5, 2015 and the midpoint of the price range for this offering is the result of the factors above and other positive developments with respect to its business that have occurred since March 5, 2015, including (among others):

•

the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our member units as of March 5, 2014, reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity event scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated price range for this offering necessarily assumes only a single potential

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liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated price range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability;

•	the Company has continued to achieve year-over-year increases in quarterly revenue as a result of an expanded sales force and product portfolio, including a substantial increase from $13.8 million for the quarter ended March 31, 2014 to $16.7 million for the quarter ended March 31, 2015 (the last completed quarter prior to the determination of the price range);

•	the Company exceeded critical financial targets for the first quarter of 2015, delivering revenue, operating income, and cash flow at levels favorable to the budget;

•	continued progress in the commercialization of our Fuse® full spectrum endoscopy system (“Fuse®”) through the addition of key customer accounts through an expansion of our sales and marketing activities, which we reference on pages 8, 58, 75 and 84 of the prospectus forming part of our Registration Statement;

•	upgrades to new product demonstration equipment, including colon models and other simulation equipment, used by our sales representatives and other personnel for Fuse® product demonstrations to GI specialists, which we reference on pages 8, 58, 75 and 84 of the prospectus forming part of our Registration Statement;

•	the release of a clinical paper highlighting the cost benefit advantage to insurance payors from using the Fuse system, titled “Cost-effectiveness of ‘full spectrum endoscopy’ colonoscopy for colorectal cancer screening,” which is related to the Hassan economic study referenced on pages 106-07 of the prospectus forming part of our Registration Statement and which we intend to update our Registration Statement to reflect in our next submission; and

•	released planned product upgrades to the Fuse® system during the period, which we reference on page 111 of the prospectus forming part of our Registration Statement.

Conclusion

The Company has historically determined the fair value of its member units consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of OPM and PWERM, both of which are accepted valuation methods under the AICPA Practice Guide. The Company believes that the determined per unit fair values used as the basis for determining unit-based compensation expense in connection with its incentive unit grants during the past twelve months and the estimated Price Range are reasonable and appropriate for the reasons described herein.

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Please do not hesitate to contact me by telephone at (404) 572-3517 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith M. Townsend
Keith M. Townsend

CC:	Geoff Kruczek, Securities and Exchange Commission

Tom Jones, Securities and Exchange Commission

Mark G. Gilreath, ECPM Holdings, LLC

David N. Gill, ECPM Holdings, LLC

James B. Young, Jr., ECPM Holdings, LLC

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Sophia Hudson, Davis Polk & Wardwell LLP

James D. Powell, KPMG LLP

Jeffrey M. Stein, King & Spalding LLP

Laura I. Bushnell, King & Spalding LLP

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